UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Change of Auditor

On April 9, 2024, ETAO International Co., Ltd. (the “Company”) appointed J&S ASSOCIATE PLT (“J&S Associate”) as its independent registered public accounting firm for the fiscal year ended December 31, 2023. WWC, P.C. (“WWC”), the former independent registered public accounting firm, was dismissed by the Company on the same date. The appointment of J&S Associate was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

WWC was first engaged by us in 2021 and has rendered reports on our financial statements for the years ended December 31, 2020, 2021 and 2022. The audit report of WWC on the consolidated financial statements of the Company as of December 31, 2020, 2021 and 2022 and for the years then ended did not contain an adverse opinion or disclaimer of opinion and was not qualified for audit scope or accounting principles.

The Company has furnished to WWC the statements made in this report. Attached as Exhibit 16.1 to this Form 6-K is WWC’s letter to the Securities and Exchange Commission (the “SEC”), dated May 6, 2024, regarding these statements.

During the two most recent fiscal years and any subsequent interim periods (as applicable) prior to the engagement of J&S Associate, neither the Company, nor someone on behalf of the Company, has consulted J&S Associate regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or (b) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that J&S Associate concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (c) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of WWC dated May 6, 2024, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO International Co., Ltd.

Date: May 6, 2024	By:	/s/ Wensheng Liu
Wensheng Liu Chief Executive Officer

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